SCHNEIDER WEINBERGER LLP
Attorneys-at-Law

2200 Corporate Boulevard, N.W., Suite 210
Boca Raton, Florida 33431-7307

James M. Schneider, P.A. Steven I. Weinberger, P.A	Telephone (561) 362-9595 Facsimile (561) 362-9612
Of Counsel: Charles B. Pearlman Brian A. Pearlman

August 17, 2011

“CORRESP”

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.   20549

Attention:  Sherry Haywood, Esq.

Re:           China America Holdings, Inc.
Amendment No. 1 to Current Report on Form 8-K
Filed July 7, 2011
Annual Report on Form 10-K for the Fiscal Year Ended September 30, 2010
Filed December 29, 2010
Quarterly Report on Form 10-Q for fiscal quarter ended December 31, 2010
Filed May 23, 2011
File No. 001-53874

Dear Ms. Haywood:

Confirming our telephone conversation of earlier today, China America Holdings has requested an extension of 20 calendar days through September 6, 2011 to respond to the staff’s comment letter dated August 3, 2011.  China America Holdings appreciates the courtesy of the staff in providing this extension as efforts to complete the filing of its Form 10-Q Quarterly Report, including the integration of various comments within the quarterly report responsive to the staff’s letter, has been time consuming and has necessitated the request.

As expressed we appreciate the courtesies extended to our client in this matter.

Sincerely yours,

/s/ James M. Schneider

James M. Schneider
JMS:sjm

Cc:           China America Holdings, Inc.